CHINA YUCHAI INTERNATIONAL TO ANNOUNCE
UNAUDITED SECOND QUARTER 2011 FINANCIAL RESULTS ON
AUGUST 8

- Audio Web Cast to Begin at 8:00 AM EDT -

Singapore, Singapore – July 25, 2011 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that it will be releasing its unaudited second quarter 2011 financial results on Monday, August 8, 2011 before the market opens for trading. A conference call via audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Daylight Time on August 8, 2011. The call will be hosted by the Acting President and Chief Financial Officer of China Yuchai, Mr. Weng Ming Hoh, who will present on and discuss the financial results and business outlook of the Company followed with a Q&A session. Mr. Qi Wei Wu, the General Manager of Guangxi Yuchai Machinery Company Limited, the main operating subsidiary of the Company, will be present at the call to answer questions during the Q&A session.

The webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2010, GYMCL sold 551,592 diesel engines and is recognised as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

dixon.chen@grayling.com